UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Room 2504, OOCL Plaza

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

As previously announced, Zhongchao Inc., a Cayman Islands exempt company (the “Company”) held an extraordinary general meeting of shareholders on February 10, 2026 (the “Meeting”) where the shareholders approved, among others things, that the Company effectuates share consolidations at any one time or multiple times during a period of up to three years of the date of the Meeting, at such consolidation ratio and effective time as the board of directors of the Company (the “Board”) may determine in its sole discretion, provided that the accumulated consolidation ratio for all such share consolidation(s) shall not be less than 2:1 nor greater than 250:1, subject to the Board’s approval. The Board further approved to effect a share consolidation of the Company’s ordinary shares at a ratio of one-for-eight effective on March 2, 2026 (the “Share Consolidation”).

On February 26, 2026, the Company issued a press release announcing the proposed one-for-eight Shareholder Consolidation.

Beginning with the opening of trading on March 2, 2026, the Company’s Class A ordinary shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “ZCMD,” but under a new CUSIP number of G9897X123.

Upon the effectiveness of the Share Consolidation, every eight (8) Class A ordinary shares with a par value of US$0.001 each will be consolidated into one (1) Class A ordinary share with a par value of US$0.008 each, and every eight (8) Class B ordinary shares with a par value of US$0.001 each will be consolidated into one (1) Class b ordinary share with a par value of US$0.008 each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. Immediately prior to the Share Consolidation, the Company has a total of 25,754,124 Class A ordinary shares and 4,999,772 Class B ordinary shares issued and outstanding, respectively. As a result of the Share Consolidation, the Company will have approximately 3,219,267 Class A ordinary shares and 624,972 Class B ordinary shares issued and outstanding, respectively, subject to the rounding up of any fractional shares. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company’s shareholders and the Board on February 10, 2026.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The Company’s amended and restated memorandum of association (the “Amended MoA”) in connection with the Share Consolidation will became effective on March 2, 2026. The Amended MoA is filed as Exhibit 3.1 hereto, which is incorporated by reference herein.

This Report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statement on Form S-8 (File No. 333-289791), Form S-8 (File No. 333-288589), Form F-3 (File No. 333-279667) and Form F-3 (File No. 333-283916) to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits.

Exhibit No.	Description
3.1	Amended and Restated Memorandum of Association, to become effective on March 2, 2026
99.1	Press Release dated February 26, 2026.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: February 27, 2026	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

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